EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

October 9, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re.	BioPharm Asia, Inc.
Form 10-Q for the fiscal quarter ended June 30, 2009
File No. 000-25487
Dear Mr. Rosenberg:

On behalf of BioPharm Asia, Inc., a Nevada corporation (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated September 28, 2009 on the Company’s Form 10-Q for the fiscal quarter ended June 30, 2009.

Our responses below have been numbered to correspond to the Staff’s comments.  A letter from the company acknowledging responsibility for its filings under the Securities Exchange Act has been filed contemporaneously with this letter.

Notes to Consolidated Financial Statements
Note 6 – Property, Plant and Equipment, page 14
1.	It appears that you have capitalized Schisandra berry trees as biological assets.
•	Please revise Note 1 Significant Accounting Policies to disclose your accounting policy for capitalizing biological assets.
•	Tell us what authoritative accounting guidance you relied upon in order to capitalize these assets.
•
Tell us whether you have capitalized amounts for Schisandra berry trees related to the second parcel of land that you discuss on page 15, for which you no longer lease and have signed a new agreement to purchase the harvested berries from the owners at market price.  To the extent you have capitalized any amounts related to this second parcel, tell us the amount and why, under GAAP, it is still appropriate to continue to capitalize costs related to these trees after terminating the lease.

Response: We have revised Note 1 Significant Accounting Policies to disclose our accounting policy for capitalizing biological assets in accordance with the paragraphs 905-360-25-2 of Accounting Standards Codification announced by Financial Accounting Standards Board (the “FASB”).

For the matter of capitalizing the cultural costs pertaining to the Schisandra berry trees incurred during the development period, the Company is complying with the relevant accounting standards described in the Agriculture Topic of the Accounting Standards Codification issued by the FASB with the classification numbers of 905-360-25.

According to the paragraph 905-360-25-2 of the Accounting Standards Codification, “Trees and vines may be planted and brought to production by the producer or on a contract basis. The young trees and vines are usually purchased as nursery stock and transplanted into the orchard or vineyard in the desired pattern. Cultural costs during the development period, including stakes and wires, grafting, and labor for pruning and forming, should be capitalized. Net proceeds from sales of products before commercial production begins should be applied to the capitalized cost of the plants, trees, or vines.”

Based on the accounting standard described above, the Company capitalized the cultural costs of the Schisandra berry trees incurred during the development period and in turn are amortizing these costs over the estimated useful lives of the trees.

In Form 10-Q for the fiscal quarter ended June 30, 2009, the Company had capitalized costs pertaining to the cultivation of Schisandra berry trees located in the second parcel of land in the amount of $609,942. The Company continued to maintain as capitalized these costs after terminating the lease as the Company believed that, through discussions with the holder of the land rights, it would continue to utilize these berry trees.  Since the issuance of the Form 10-Q for the period ending June 30, 2009, the Company and the holder of the land rights have agreed in writing to continue the terms and the rights as established in the original lease agreement. Thus the Company will continue to utilize and benefit from the Schisandra berry trees on this property and is maintaining the capitalized costs pertaining to these trees.

Item 4. Evaluation of Disclosure Controls and Procedures
2.
You disclose ‘We have conducted an evaluation of our disclosure controls and procedures and have determined … deficiencies in our disclosure controls and procedures.”  Please revise your disclosure to state your principal executive and principal financial officers’ conclusion about the effectiveness (i.e., effective or not effective) of your disclosure controls and procedures as of the end of the period covered by your report.

Response: Item 4 has been revised in response to this comment.

Please direct your comments or questions concerning the matters discussed in this letter to me at (212) 561-3604, or in my absence, Mark Orenstein at 212 561-3638, or fax them to me at (212) 779-9928, 9930 or 9931.

Very truly yours,

/s/ Vincent J. McGill

cc:     Ziqiang Guo
          Staci Shannon

BioPharm Asia, Inc.
New Agriculture Development Park, Daquan Village,
Tonghua County, Jilin Province, P.R. China. 134115

October 9, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re.	BioPharm Asia, Inc.
Form 10-Q for the fiscal quarter ended June 30, 2009
File No. 000-25487
Dear Mr. Rosenberg:

In connection with our response to the comment letter of the staff dated September 28, 2009, with reference to the Quarterly Report on Form 10-Q/A of BioPharm Asia, Inc. (the “Company”) for the fiscal quarter ended June 30, 2009 (the “Report”), the Company acknowledges and confirms to you that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Report;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ziqiang Guo
Ziqiang Guo
Chief Financial Officer